JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 2, 2021

Anu Dubey

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”), on behalf of JPMorgan Small Cap Core Fund

Post-Effective Amendment No. 634; File 333-103022; 811-21295

Dear Ms. Dubey:

This letter is in response to the comments you provided telephonically on April 8, 2021, with respect to the filing related to JPMorgan Small Cap Core Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 that will take effect on or about July 1, 2021. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Please update the Fund’s information on EDGAR to reflect the new name of the Fund.

Response: The update will be made prior to the effective date of the name change.

2.	Comment: Please confirm that the expense limitation agreement will be filed as an exhibit to the Registration Statement.

Response: The Fund’s expense limitation agreement will be included as an exhibit to the Part C in an amendment filed pursuant to Rule 485(b).

3.

Comment: Please confirm that the Fund’s adviser, shareholder servicing agent and/or administrator have no ability to recoup waived expenses under the agreement referenced in footnote 1 to the Fee Table since there is no disclosure to that effect.

Response: The Trust hereby confirms that, under the terms of the expense limitation agreement for the Fund, the Fund’s adviser, shareholder servicing agent and/or administrator do not have the ability to recoup waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

4.

Comment: The second sentence in the first paragraph under “What are the Fund’s Main Investment strategies” in the Risk/Return Summary (the “Main Investment Strategy”) indicates that the adviser assesses “qualitative factors.” Please identify the qualitative factors that are part of the Adviser’s scoring methodology.

Response: The disclosure will be revised to provide as follows:

“The adviser’s sustainability criteria are based on a proprietary scoring methodology, which includes an assessment of environmental, social and corporate governance (ESG) characteristics, qualitative factors including evaluation of investment potential and outlook, and the adviser’s subjective judgment as to which companies are sustainable leaders.”

5.

Comment: The second to last sentence in the first paragraph in the Main Investment Strategy provides that “[t]he adjusted rankings are used to place stocks into portfolios.” Please disclose if stocks are weighted in the portfolio pursuant to a weighting policy. For example, describe if a top ranked stock is weighted more based on its ranking.

Response: The Fund does not have a weighting policy whereby higher-ranking stocks are automatically weighted higher in the portfolio. Rather, the adviser evaluates the adjusted rankings against the potential risk in determining the allocation to a specific security.

6.

Comment: Please revise the Fund’s policy to invest “at least 80% of its Assets in equity securities of small cap companies meeting the adviser’s sustainability criteria” to reference “sustainable leaders” and define “sustainable leaders” for purposes of this policy (the “80% Policy”).

Response: The Trust respectfully declines to add the requested disclosure and believes the existing disclosure complies with the requirements of the Investment Company Act of 1940 as amended (the “1940 Act”) including Rule 35d-1. Rule 35d-1 generally requires that, if a Fund’s name indicates a specific type of investment, the Fund must invest at least 80 percent of its assets in the type of investment suggested by the name. While Rule 35d-1 identifies certain types of Fund names that expressly require an 80% investment policy, it does not apply to names that include “ESG” or “Sustainable.” In this respect, the SEC’s March 2, 2020 Request for Comments on Fund Names1 (the “Names Rule Request”) requests comments on whether and how Rule 35d-1 should be applied to names that include Sustainable and ESG and discusses the divergence of existing practice in this area.

[1]	Securities and Exchange Release Nos. IC–33809; File No. S7-04-20

In addition, as reiterated in the Names Rule Request, Rule 35d-1 “does not apply to fund names that describe a fund’s investment objective, strategy, or policies.” We believe that “Sustainable Leaders” in the Fund’s name does not describe a type of security or investment such as an equity security or a bond but rather connotes the Fund’s strategy to identify companies that the adviser believes are sustainable leaders based on its own sustainability criteria.

We further note that the current 80% policy aligns with the disclosure for the JPMorgan U.S. Sustainable Leaders Equity Fund, a separate series of the Trust that invests in large cap and mid cap stocks that meet the adviser’s sustainability criteria. In addition to believing the existing disclosure is appropriate, we believe that it is important to have consistency of disclosure across similar JPMorgan Funds to help shareholders understand and evaluate Funds with similar strategies.

7.

Comment: The Main Investment Strategy provides that “there can be no assurance that the methodology utilized by, or determinations made by, the adviser will align with the beliefs or values of a particular investor.” Please disclose whether the adviser’s ESG criteria, qualitative factors, and subjective judgement are applied to every investment or only some of the investments (e.g., only 80%).

Response: The adviser will apply its sustainability criteria to each of the Fund’s investments other than its investments in derivatives and money market fund investments used for cash sweep purposes or as collateral for securities lending or derivative transactions. We will revise the Investment Process disclosure to provide as follows:

The Fund has an actively managed strategy that applies the adviser’s sustainability criteria to each of the Fund’s proposed investments other than its investments in money market funds and derivatives.

8.	Comment: Please disclose in an appropriate location that derivatives count towards the Fund’s 80% policy and are valued based on market value.

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with the Fund’s policy to invest at least 80% in of its Assets in equity securities of small cap companies meeting the adviser’s sustainability criteria.

9.	Comment: The prospectus discloses as follows:

“The Fund may use futures contracts to gain or reduce exposure to its index, maintain liquidity and minimize transaction costs. In managing cash flows, the Fund buys futures contracts to invest incoming cash in the market or sells futures contracts in response to cash outflows, thereby gaining market exposure to the index while maintaining a cash balance for liquidity.”

Please explain why the disclosure refers to an “index” given that the Fund is an actively managed fund.

Response: The Fund invests in small cap companies with market capitalizations equal to those within the universe of the Russell 2000 Index. In addition, while the Fund is actively managed, its performance is benchmarked against the Russell 2000 Index. As a result, the Fund may use futures to gain or reduce exposure to the index as part of its active management strategy. In addition, such futures are used to manage cash flows pending inflows and outflows.

10.

Comment: The disclosure indicates that the adviser’s assessment includes a review of “data from third party vendors.” Please identify the third party vendor the adviser intends to use or the primary third party vendor if multiple parties are used.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The adviser uses multiple data sources and does not consider any third party vendor as a primary vendor. In addition, such vendors may change over time. Moreover, data from third party vendors is only one input among a wide set of data inputs used by the adviser in assessing companies. As reflected in the current disclosure, the adviser’s assessment includes a review of proprietary data, information self-reported by companies, and internal fundamental research. Moreover, naming specific vendors overemphasizes their importance in the adviser’s proprietary assessment process.

11.

Comment: The prospectus disclosures that “the Fund seeks to avoid investing in companies that the adviser has determined, based on its exclusionary criteria, to be significantly involved in certain business activities or industries . . .” The “seeks to avoid” disclosure is vague and should be clarified to describe the Fund’s exclusionary process.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The disclosure is drafted to reflect that the adviser may not always be able to identify whether a company is significantly involved in certain activities or industries. For example, a company may have an indirect connection with an excluded industry (e.g., company manufacturing playing cards that are used primarily for gambling) through its products or services which may be difficult for the adviser to identify from available information. The “seeks to avoid” disclosure is designed to describe the goal of the adviser’s strategy to exclude companies involved in certain industries.

12.

Comment: In the Funds Main Investment Risks section (“Main Risks”), please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for the companies in which it invests or explain why that disclosure is not appropriate.

Response: The Statement of Additional Information (“SAI”) contains detailed disclosure concerning the Fund’s proxy voting procedures and guidelines including their application to

ESG proxy proposals. In addition, the Fund will adopt a sustainable proxy voting policy effective on the date of its name change. The proxy voting disclosure in the SAI will be further updated to reflect the sustainable proxy guideline in a filing made pursuant to Rule 485(b). Consistent with Form N-1A, we believe that the SAI is the appropriate location to discuss the Fund’s approach to proxy voting including its approach to ESG proposals. Proxy voting, while important to the Fund’s investment strategy, is not, in of itself, a principal investment strategy of or a principal risk of the Fund.

13.

Comment: Consider whether risk disclosure related to the Fund’s use of third party data vendors should be added to the Sustainability (ESG) Strategy Risk in the Main Risks section because the criteria used by vendors can differ significantly.

Response: As indicated response to comment 10, data from third party vendors is only one input among a wide set of data inputs used by the adviser in assessing companies. We propose to add the following disclosure to the prospectus in response to the Staff’s comments. The disclosure is designed to reflect the potential risk without overemphasizing the importance of third party vendor data.

Sustainability (ESG) Strategy Risk. The Fund’s ESG strategies could cause it to perform differently compared to funds that do not have such a policy. The criteria related to this ESG policy, including the exclusion of securities of companies in certain business activities or industries, may result in the Fund’s forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. In addition, there is a risk that the companies identified by the ESG policy, and identified as sustainable leaders by the adviser, do not operate as expected when addressing ESG issues. The adviser assesses sustainability using a wide set of data inputs, combined with fundamental analysis. While the adviser looks to data inputs that it believes to be reliable, the adviser cannot guarantee the accuracy of third party data. Under the adviser’s investment process, data inputs may include information self-reported by companies and third party providers that may be based on criteria that differs significantly from the criteria used by the adviser to evaluate sustainability. In addition, the criteria used by third-party providers can differ significantly, and data can vary across providers and within the same industry for the same provider. Moreover, there are significant differences in interpretations of what it means for a company to have positive ESG characteristics. While the adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.

14.	Comment. Please explain the Fund’s portfolio will change and how much repositioning will occur. Please also indicate whether the Fund filed a supplement that explains the change.

Response: The Transition Portfolio Turnover Risk in the Main Investment Strategy discloses that while the Fund will continue to invest in small cap companies, the Fund’s strategy will change to invest in companies that, on a combined basis, appear attractive when considering sustainability criteria and financial characteristics. The disclosure further reflects that the Fund is likely engage in active and frequent trading leading to increased portfolio turnover as it transitions its strategy. The Fund also filed a supplement explaining the change on February 22, 2021 and again on March 24, 2021.

15.

Comment: If the Fund intends to focus on a particular sector or industry, please consider disclosing the specific risks associated with such sector or industry in Industry and Sector Focus Risk in the Main Investments Risk section.

Response: While the Fund may focus its investments in a particular sector or industry in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular sector or industry in which it will consistently focus its investments.

16.

Comment: The disclosure in the “More About the Fund” (“MATF”) section is inconsistent with respect to whether REITs and certain types of equity securities (e.g., preferred stock and convertible securities) are a main investment strategy of the Fund. Please reconcile the disclosure.

Response: The disclosure will be revised to reflect that common stocks are the only type of equity security expected to be part of the Fund’s principal investment strategy and that the other types of equity securities are not expected to part of the Fund’s principal investment strategy. The disclosure will also be clarified to provide that REITs may, from time to time, be part of the Fund’s principal investment strategy.

17.	Comment: Please consider whether the disclosures concerning ETFs including the references to exemptive orders in the MATF section should be given the recent adoption of Fund of Fund rules.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The Trust believes that the Fund’s disclosure referencing the exemptive relief issued by the SEC, as disclosed in the MATF section and SAI under “Exchange-Traded Fund (ETF) and Other Investment Company Risk.” is appropriate. The disclosure will be updated, as necessary, prior to or concurrent with the effective date of the Fund of Funds rules.

18.

Comment: The last sentence in “Securities Lending” in the More About the Fund provides that Loan collateral (including any investment of that collateral) is not subject to the percentage limitations regarding the Fund’s investments described elsewhere in this prospectus. Please explain the reference to “percentage limitations.”

Response: The proposed disclosure is designed to clarify that cash collateral investments are not included in determining compliance with a Fund’s policies that include percentage limits (e.g., the Fund’s 80% test).

19.

Comment: Volcker Rule Risk is included under the Investments Risks section in the MATF section. Please explain why this is identified as a risk factor, given that the Fund has been in operation for many years. For example, does the adviser still own a significant amount of the Fund.

Response: The Trust has elected to include this risk in its prospectuses regardless of length of time or amount of remaining seed capital to address the risks associated with large redemptions that might cause the adviser or its affiliates to own 25% or more of the Fund.

20.	Comment: On page 33 of the Prospectus, the Fund discloses an annual sub-minimum account fee of $10. Please disclose this fee as a Maximum Account Fee in the fee table per instruction 2(d) to item 3.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. Instruction 2(d) to Item 3 of Form N-1A states that the Fund is required to disclose account fees that may be charged to a “typical investor” in the Fund and, the Fund is not required to disclose “fees that apply to only a limited number of shareholders based on their particular circumstances.” The $10 sub-minimum account fee only applies to shareholders who fall below the minimum investment requirement and whose accounts are not closed upon 60 days’ advance notice as disclosed in the prospectus. If the Fund closes the account, the sub-minimum account fee would not be charged. Accordingly, the sub-minimum account fee only applies to a limited number of shareholders, rather than a “typical investor.”

Statement of Additional Information (“SAI”)

21.	Comment: Please disclose that the Fund will look through an investment in an underlying investment company for purposes of calculating the Fund’s industry concentration levels.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy.

22.	Comment: Please disclose the securities lending income in the SAI.

Response: Securities lending income, if any, will be disclosed in a filing made pursuant to Rule 485(b).

Part C

23.	Comment: Please identify the Principal Accounting Office or Controller on the signature page of Part C as required by Section 6(a) of the 1933 Act.

Response: The signature page specifies that Timothy Clemens signed the Registration Statement in his capacity as the Trust’s Treasurer and Principal Financial Officer. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions.” We believe that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Mr. Clemens’ official title of “Treasurer” and “Principal Financial Officer.” Accordingly, we do not believe it is necessary to modify his title on the signature page.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary